EXHIBIT 11.1
CARRIAGE SERVICES, INC.
COMPUTATION OF PER SHARE EARNINGS
(unaudited and in thousands, except per share data)
     Earnings per share for the three months ended March 31, 2009 and 2010 is calculated based on the weighted average number of common and common equivalent shares outstanding during the periods. The following table sets forth the computation of the basic and diluted earnings per share for the three months ended March 31, 2009 and 2010, in thousands except for earnings per share:

	Three months
	ended March 31,
	2009	2010
Net income from continuing operations	$2,354	$2,774
Net income from continuing operations allocated to non-vested share awards	(75)	(102)
Preferred stock dividend	(4)	(4)

Undistributed earnings available to common stockholders	$2,275	$2,668

Weighted average number of common shares outstanding for basic EPS computation	17,905	17,379
Effect of dilutive securities:
Stock options	69	221

Weighted average number of common and common equivalent shares outstanding for diluted EPS computation	17,974	17,600

Basic earnings per common share:
Continuing operations	$0.13	$0.15
Continuing operations allocated to non-vested share awards	—	0.01

Net income	$0.13	$0.16

Diluted earnings per common share:
Continuing operations	$0.13	$0.15
Continuing operations allocated to non-vested share awards	—	0.01

Net income	$0.13	$0.16

     Effective January 1, 2009, the accounting for unvested share-based payment awards included in the calculation of earnings per share changed. Share-based awards that contain nonforfeitable rights to dividends or dividend equivalents, whether paid or unpaid, are now participating securities and included in the computation of both basic and diluted earnings per share. Our grants of restricted stock awards to our employees and directors are considered participating securities and we have prepared our current period earnings per share calculations to include outstanding unvested restricted stock awards in the basic weighted average shares outstanding calculation.
     Options to purchase 0.4 million shares were not included in the computation of diluted earnings per share for the three months ended March 31, 2009, because the effect would be antidilutive as the exercise prices exceeded the average market price of the common shares.
     Options to purchase 0.2 million shares were not included in the computation of diluted earnings per share for the three months ended March 31, 2010, because the effect would be antidilutive as the exercise prices exceeded the average market price of the common shares.
     The convertible junior subordinated debentures due in 2029 are convertible into 4.6 million shares of common stock and is not included in the computation of diluted earnings per share because the effect would be antidilutive.